

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

> **Re:** **Erickson Air-Crane Incorporated**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-35482**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 9, 2013**
> **File No. 001-35482**
>
> **Form 8-K/A as of May 2, 2013**
> **Filed June 10, 2013**
> **File No. 001-35482**

Dear Mr. Ryan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief